

September 8, 2011

Via Email
Mitchell Gaynor
Executive Vice President and General Counsel
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, California 94089

>   **Re: Juniper Networks, Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-34501**

Dear Mr. Gaynor:

We have reviewed your response letter dated April 28, 2011 and have the following comments. Please provide a written response to the comments below.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year December 31, 2010

Part III (Incorporated by reference from definitive proxy filed April 08, 2011)

Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters

Beneficial Ownership Table, page 39

1.   We refer to footnote four to your tabular disclosure regarding certain beneficial owners of your securities. Identify the natural persons who exercise the sole and shared voting and dispositive powers with respect to the shares held of record by Prudential Financial, Inc. Given the nature of Prudential Financial, Inc.'s ownership of your shares, it is unclear on what basis Prudential "expressly disclaims any admission of beneficial ownership." Please clarify this.

2.   We refer to footnote five to the tabular disclosure. Given that Prudential Financial, Inc., owns 5.9% of your shares as well as 100% of the equity interests of Jennison, it is unclear whether the beneficial holders of Prudential directly or indirectly exercise the voting or dispositive power over the shares held of record by Jennison.   Please tell us the factual basis for any conclusion that the securities held of record by Prudential and Jennison are beneficially owned by separate persons. We note that Instruction 3 to Item 403 of

Regulation S-K limits reliance upon statements filed pursuant to Sections 13(d) or 13(g), to the extent information contained in such statements are not complete or accurate. In this regard, the natural person(s) that exercise the voting and dispositive power over the shares held of record by each of these two entities are not disclosed.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal